UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

Commission File Number: 0-9266

Avino Silver & Gold Mines Ltd. ———————————————————————————————————
(Translation of registrant’s name into English)

British Columbia ———————————————————————————————————
(Jurisdiction of incorporation or organization)

#400 - 455 Granville Street Vancouver, B.C. V6C 1T1
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Avino Silver & Gold Mines Ltd.

Date: June 1, 2005	By:	/s/ David Wolfin
	Name:	David Wolfin
	Title:	President

EXHIBIT INDEX

Exhibit No.	Description

99.01	July 2, 2002 Supplemental Mailing Card
99.02	July 2, 2002 BC Form 51-901F (amended)
99.03	July 2, 2002 Interim Financial Statements (amended)
99.04	July 2, 2002 Cover Letter
99.05	July 2, 2002 Form of Proxy
99.06	July 2, 2002 Management Proxy Information Circular dated June 26, 2002
99.07	July 2, 2002 Notice of Meeting
99.08	July 4, 2002 BC Form 51-901F
99.09	July 4, 2002 Press Release
99.10	July 4, 2002 Press Release
99.11	July 4, 2002 Annual Financial Statements
99.12	July 10, 2002 Confirmation of Mailing
99.13	July 15, 2002 BC Form 51-901F
99.14	July 15, 2002 Confirmation of Mailing
99.15	Interim Financial Statements for the period ended April 30, 2002